                      SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                             (Amendment No. __)/1/


                                EMusic.com Inc.
  ----------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
  ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   292476108
  ---------------------------------------------------------------------------
                                 (CUSIP Number)

                                 April 6, 2001
  ---------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-(g), check the following box / /.


     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 9 Pages)

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  292476108                    13D                 PAGE 2 OF 9 PAGES
------------------------------------------------------------------------------
     NAME OF REPORTING PERSON
1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Universal Acquisition Corp.

------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                              (a) [_]
                                                               (b) [X]

------------------------------------------------------------------------------
     SEC USE ONLY
3

------------------------------------------------------------------------------
     SOURCE OF FUNDS
4
     AF
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORANIZATION

     DELAWARE
------------------------------------------------------------------------------
                       SOLE VOTING POWER
                7
 NUMBER OF             0

  SHARES       -----------------------------------------------------------
                       SHARED VOTING POWER
BENEFICIALLY    8
                       7,494,703 (see Items 4 and 5)

 OWNED BY     -----------------------------------------------------------
   EACH               SOLE DISPOSITIVE POWER
                9
 REPORTING             0

  PERSON       -----------------------------------------------------------
                       SHARED DISPOSITIVE POWER
  WITH          10
                       0
------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     7,494,703 (see Items 4 and 5)
------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
       [_]

------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     Approximately 17.8%
------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
     CO
------------------------------------------------------------------------------

CUSIP NO. 292476108                   13D                   PAGE 3 OF 9 PAGES
------------------------------------------------------------------------------
     NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     UNIVERSAL MUSIC GROUP, INC.
------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                              (a) [_]
                                                               (b) [X]
------------------------------------------------------------------------------
     SEC USE ONLY
3

------------------------------------------------------------------------------
     SOURCE OF FUNDS
4
     WC
------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(e) or 2(f) [_]
5
------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     CALIFORNIA
------------------------------------------------------------------------------
                        SOLE VOTING POWER
                 7
  NUMBER OF             0

   SHARES      ---------------------------------------------------------------
                        SHARED VOTING POWER
 BENEFICIALLY    8
                        7,494,703 (see Items 4 and 5)
  OWNED BY
               ---------------------------------------------------------------
  EACH                  SOLE DISPOSITIVE POWER
                 9
 REPORTING              0

  PERSON       ---------------------------------------------------------------
                        SHARED DISPOSITIVE POWER
  WITH           10
                        0
------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     7,494,703 (see Items 4 and 5)

------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
     [_]
------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     Approximately 17.8%
------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
     CO
------------------------------------------------------------------------------

CUSIP NO. 292476108                  13D                    PAGE 4 OF 9 PAGES

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      VIVENDI UNIVERSAL
------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                              (a) [_]
                                                               (b) [X]
------------------------------------------------------------------------------
     SEC USE ONLY
3

------------------------------------------------------------------------------
     SOURCE OF FUNDS
4
     AF
------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(e) or 2(f) [_]
5
------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     FRANCE
------------------------------------------------------------------------------
                      SOLE VOTING POWER
                7
 NUMBER OF            0

  SHARES       --------------------------------------------------------------
                      SHARED VOTING POWER
 BENEFICIALLY   8
                      7,494,703 (see Items 4 and 5)
  OWNED BY
               --------------------------------------------------------------
  EACH               SOLE DISPOSITIVE POWER
                9
 REPORTING             0

  PERSON       --------------------------------------------------------------
                     SHARED DISPOSITIVE POWER
  WITH          10
                     0
------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     7,494,703 (see Items 4 and 5)
------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
     [_]
------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     Approximately 17.8%
------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
     CO
------------------------------------------------------------------------------

                                      13D

     This Statement on Schedule 13D is filed by Universal Acquisition Corp., a Delaware corporation ("Purchaser"), Universal Music Group, Inc., a California corporation ("Parent"), and Vivendi Universal, a company organized under the laws of France ("Ultimate Parent" and together with Purchaser and Parent, the "Purchaser Entities"), in connection with Purchaser's offer to purchase all outstanding shares of common stock (the "Shares") of EMusic.com Inc., a Delaware corporation, for $0.57 per Share, and certain agreements entered into in connection therewith.

ITEM 1.   SECURITY AND ISSUER.

     The name of the subject company is EMusic.com Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 1991 Broadway, 2nd Floor, Redwood City, California 94063. The Company's telephone number is (650) 216-0200. The class of securities to which this statement relates is the Common Stock, par value $.001 per share, of the Company.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)-(c); (f) This Statement is filed by each of the Purchaser Entities. The information concerning the name, state or other place of organization, principal business and address of the principal office of each Purchaser Entity, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, and citizenship of each of the executive officers and directors of each Purchaser Entity is attached as Exhibit 1.

     (d) and (e) During the last five years, none of the Purchaser Entities, nor, to the knowledge of any of the Purchaser Entities, any of the directors or executive officers of any of the Purchaser Entities has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The total amount of funds required by Purchaser to purchase all of the Shares pursuant to the Offer (as defined below) and the Merger (as defined below) is estimated to be approximately $26 million. The Offer and the Merger are not conditioned upon the Purchaser entering into any financing arrangements. Purchaser intends to obtain all required funds from Parent, and Parent will obtain such funds from available working capital.

ITEM 4.   PURPOSE OF TRANSACTION.

     On April 6, 2001, Parent, Purchaser and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"). The following is a summary of the Merger Agreement. This summary is not a complete description of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2 hereto and which is specifically incorporated herein by reference.

     The Merger Agreement provides for the commencement, as promptly as practicable, but in no event later than 10 business days after the public announcement of the execution of the Merger Agreement on April 9, 2001, by Purchaser of a cash tender offer (the "Offer") to purchase all of the Shares for $0.57 per Share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Merger Agreement. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, the Company.

     Provided sufficient Shares are acquired by Purchaser, and subject to the terms and conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation") as a wholly owned subsidiary of Parent. In the event Purchaser acquires at least 90% of the Shares, Purchaser will commence a short-form merger pursuant to Section 253 of the General Corporation Law of the State of Delaware in order to effect the Merger (a "Short-Form Merger"). To facilitate a Short-Form Merger, the Company has granted to Parent and Purchaser an irrevocable option, exercisable if Parent and Purchaser accept for payment pursuant to the Offer more than 80% but less than 90% of the Shares then outstanding, to purchase additional shares of Common Stock from the Company, at a price per share equal to the Offer Price, in order to reach the 90% threshold. If Purchaser is unable to acquire 90% of the Shares, but at least a majority of the outstanding Shares on a fully diluted basis are tendered and not withdrawn prior to the expiration of the Offer (the "Minimum Condition") and the Merger Agreement has not been terminated in accordance with its terms, the Company will hold a stockholders meeting in order to effect the Merger. At any such stockholders meeting, all of the Shares then owned by Parent and Purchaser and any of their subsidiaries and affiliates will be voted to approve the Merger. The purpose of the Merger is for Parent to acquire all Shares not purchased pursuant to the Offer.

     Pursuant to the Offer, and from time to time thereafter as Shares are acquired by Purchaser, Parent or their affiliates, Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company (the "Company Board") as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Company Board equal to that number of directors which equals the product of the total number of directors on the Company Board (giving effect to the election or appointment of any additional directors pursuant to this paragraph and including current directors serving as officers of the Company) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser or any of their affiliates (including such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company or any of its subsidiaries) bears to the total number of Shares then issued and outstanding. The Company has agreed, upon request by Purchaser, to promptly increase the size of the Company Board as is necessary to enable Purchaser's designees to be elected to the Company Board and to cause Purchaser's designees to be so elected. Also, under the Merger Agreement, the directors of Purchaser shall become the directors of the Surviving Corporation at the effective time of the Merger.

     In contemplation of entering into the Merger Agreement, and in order to increase the likelihood that the Minimum Condition will be satisfied and the transactions contemplated by the Merger Agreement consummated, Parent and Purchaser entered into a Stockholders Agreement, dated April 6, 2001 (the "Stockholders Agreement"), with certain current and former officers and directors of the Company (each, a "Significant Holder"). The following is a summary of the Stockholders Agreement. This summary is not a complete description of the Stockholders Agreement and is qualified in its entirety by reference to the Stockholders Agreement, which is filed as Exhibit 3 hereto and which is specifically incorporated herein by reference.

     Pursuant to the Stockholders Agreement, each Significant Holder has agreed to tender in the Offer all Shares owned beneficially and of record by him or her. Each Significant Holder has also agreed, among other things, to vote his or her Shares in favor of the Merger and the Merger Agreement and against any alternative takeover proposal. Each Significant Holder has also granted to Parent and Purchaser, or any of their nominees, an irrevocable proxy to demand that the Company call a special meeting to consider the Merger and the Merger Agreement and to vote such Significant Holder's Shares in respect of such matter at every meeting of the stockholders of the Company, however called (the "Proxy").

     The Significant Holders have also each granted to Parent and Purchaser an irrevocable option (the "Company Securities Option") to purchase their Shares at a price per Share equal to the Offer Price or any higher price paid or to be paid by Parent or Purchaser pursuant to the Offer or the Merger. The Company Securities Option becomes exercisable, in whole but not in part, for all Shares subject thereto not accepted for payment in the Offer, at the close of business on the expiration date of the Offer, if, but only if, Purchaser has accepted for payment all Shares tendered and not withdrawn, and the Company Securities Option shall remain exercisable for 60 days from such date.

     Listed below is each Significant Holder and the number of Shares owned by such Significant Holder in which the Purchaser Entities may be deemed to have beneficial ownership because of the Proxy:

     Peter Astiz                 227,000
     Tor Braham                   11,600
     James R. Chapman            118,200
     Steve Grady                   2,700
     Christopher G. Henger         1,000
     Eugene E. Hoffman, Jr.    3,089,000
     Joseph H. Howell            303,000
     Robert H. Kohn            2,908,500
     Ralph Peer II               218,900
     Emily J. Rupp                 1,000
     Brett A. Thomas             566,100
     Howard A. Tullman            47,703

     Following the Merger, Parent currently intends to operate the Company as a wholly owned subsidiary of Parent. Parent has begun, and intends to continue, a review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, geographic locations, management and personnel to determine what changes would be desirable in order best to organize and integrate the activities of the Company with Parent and its affiliates. Parent expressly reserves the right to make any changes that it deems necessary, appropriate or desirable in light of its review or in light of future developments.

     Following the purchase of Shares in the Offer, Parent and Purchaser expect to consummate the Merger. If the Merger takes place, the Company no longer will be publicly owned. Even if for some reason the Merger does not take place, if Purchaser purchases all of the tendered Shares, there may be so few remaining stockholders and publicly held shares that (i) the Shares may no longer be eligible to be quoted and traded on the Nasdaq Stock Market ("Nasdaq") or any other securities market or exchange, (ii) there may not be any public trading market for the Shares, and (iii) the Company may cease making filings with the Securities and Exchange Commission (the "SEC") or otherwise cease being required to comply with the SEC rules relating to publicly held companies. The Company has received a determination letter from Nasdaq indicating that the Shares have failed to comply with Nasdaq's minimum bid price requirement for continued listing, and that the Shares, therefore, will be delisted from Nasdaq. The Company has informed the Purchaser Entities that it is in the process of appealing Nasdaq's decision. In any event, Parent and Purchaser intend to cause the Company to seek delisting of the Shares from Nasdaq and to cause the Company to apply for termination of registration of the Shares under the Securities and Exchange Act of 1934 (the "Exchange Act") as soon after the completion of the Offer as allowed. If registration of the Shares is not terminated prior to the Merger, then the Shares will cease to be quoted on Nasdaq and the registration under the Exchange Act will be terminated following completion of the Merger.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b) Pursuant to the Proxy contained in the Stockholders Agreement described in Item 4, Purchaser and Parent possess shared power to direct certain votes of 7,494,703 Shares held by the Significant Holders, and Purchaser and Parent thus may be deemed to beneficially own such Shares, which constitute approximately 17.8% of the issued and outstanding Shares as of April 6, 2001.
As the controlling person of Parent and Purchaser, Ultimate Parent also may be deemed to beneficially own such Shares. The Purchaser Entities do not currently hold any outstanding Shares. None of the Purchaser Entities, nor to the knowledge of the Purchaser Entities, any executive officer or director of any of the Purchaser Entities, is the "beneficial owner" of any Shares, as such term is defined in Rule 13d-3 under the Exchange Act.

     (c) None of the Purchaser Entities nor, to the knowledge of the Purchaser Entities, any executive officer or director of any of the Purchaser Entities, has engaged in any transaction in any Shares during the sixty day period immediately preceding the date hereof.

     (d) and (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described in this Schedule 13D, none of the Purchaser Entities nor, to the knowledge of the Purchaser Entities, any executive officer or director of any of the Purchaser Entities, has any other contracts, arrangements, understandings or relationships with any persons with respect to the securities of the Company. The description of the transactions discussed in
Item 4 is further described in the Merger Agreement and the Stockholders Agreement attached as exhibits hereto. Such documents are incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     (1)   Executive Officers and Directors of Purchaser Entities.

     (2) Agreement and Plan of Merger, dated as of April 6, 2001, by and among Parent, Purchaser and the Company.

     (3) Stockholders Agreement, dated as of April 6, 2001, by and among Parent, Purchaser and certain Stockholders of the Company.

     (4)   There is also filed as an exhibit hereto the agreement to file the
Schedule 13D jointly, as required by Rule 13d-1(k).

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Dated:    April 16, 2001

                         Universal Acquisition Corp.

                         By:  /s/ Michael Ostroff
                              ___________________________________
                              Name: Michael Ostroff
                              Title: Executive Vice President


                         Universal Music Group, Inc.

                         By:  /s/ Michael Ostroff
                              ___________________________________
                              Name: Michael Ostroff
                              Title: Executive Vice President


                         Vivendi Universal

                         By:  /s/ George E. Bushnell III
                              ___________________________________
                              Name: George E. Bushnell III
                              Title: Vice President